Exhibit 99.1

Fiverr Announces Fourth Quarter and Full Year 2021 Results

●	Strong finish to 2021: We concluded another year of robust growth with revenue increasing 57% y/y, or 178% over two years

●
Strong retention trends: For a second year in a row, all older cohorts, those who joined on or before 2018, retained over 110% of revenue from previous year. Newer cohorts also experienced stronger retention trends compared to a historical cohort at a similar life stage

●	Launch of Fiverr Inspire: We launched a brand new browsing experience for buyers to find freelancers through their past projects and deliveries

●
Provided both Q1’22 and FY22 guidance: We continue to provide both quarterly and annual guidance on a consistent basis, underscoring the visibility of our business and the confidence of our execution capabilities

NEW YORK, February 17, 2022 - Fiverr International Ltd. (NYSE: FVRR), the company that is changing how the world works together, today reported financial results for the fourth quarter of 2021. Complete operating results and management commentary can be found in the Company’s shareholder letter which is posted to its investor relations website at investors.fiverr.com.

“We live in a dynamic and ever evolving work environment in which the world has embraced the vision Fiverr had 12 years ago. This vision continues to drive our innovation and product roadmap as we lead the labor market transformation for customers on both sides of our marketplace,” said Micha Kaufman, founder and CEO of Fiverr. “Our perpetual focus on our community and improving our platform has allowed us to deliver a strong finish to 2021 and exceptional retention trends. As we continue to build on our strategy we are confident in the relevance, value and resilience of our business.”

“Our growth has been exceptional over the last two years at 178%, and our fourth quarter alone saw an increase in revenue of 43% year over year to $79.8 million,” said Ofer Katz, Fiverr’s President and CFO, added, “Fiverr continues to see growth across all metrics with predictable cohort behavior, giving us confidence to provide strong guidance for the year ahead.”

Fourth Quarter 2021 Financial Highlights

●	Revenue in the fourth quarter of 2021 was $79.8 million, an increase of 43% year over year.
●	Active buyers as of December 31, 2021 grew to 4.2 million, compared to 3.4 million as of December 31, 2020, an increase of 23% year over year.
●	Spend per buyer as of December 31, 2021 reached $242, compared to $205 as of December 31, 2020, an increase of 18% year over year.
●	Take rate for the quarter ended December 31, 2021 was 29.2%, up from 27.1% for the quarter ended December 31, 2020, an increase of 210 basis points year over year.
●
GAAP gross margin in the fourth quarter of 2021 was 80.9%, a decrease of 170 basis points from 82.6% in the fourth quarter of 2020. Non-GAAP gross margin in the fourth  quarter of 2021 was 83.4%, a decrease of 50 basis points from 83.9% in the fourth quarter of 2020.

●
GAAP net loss in the fourth quarter of 2021 was ($19.5) million, or ($0.53) basic and diluted net loss per share, compared to ($8.1) million, or ($0.23) basic and diluted net loss per share, in the fourth quarter of 2020. Non-GAAP net income in the fourth quarter of 2021 was $9.2 million, or $0.25 basic net income per share and $0.22 diluted net income per share, compared to $4.8 million, or $0.13 basic net income per share and $0.12 diluted net income per share, in the fourth quarter of 2020.

●
Adjusted EBITDA[1] in the fourth quarter of 2021 improved to $8.9 million, compared to $4.6 million in the fourth quarter of 2020. Adjusted EBITDA margin was 11.1% in the fourth quarter of 2021, an improvement of 280 basis points from 8.3% in the fourth quarter of 2020.

1 Adjusted EBITDA is a non-GAAP financial measure. See “Key Performance Metrics and Non-GAAP Financial Measure” for additional information regarding this and other non-GAAP metrics used in this release.

Full Year 2021 Financial Highlights

●	Revenue in 2021 was $297.7 million, an increase of 57% year over year.
●	GAAP gross margin in 2021 was 82.6%, an increase of 10 basis points from 82.5% in 2020. Non-GAAP gross margin in 2021 was 84.1%, an increase of 40 basis points from 83.7% in 2020.
●
GAAP net loss in 2021 was ($65.0) million, or ($1.81) net loss per share, compared to a net loss of (14.8) million, or ($0.46) net loss per share, in 2020. Non-GAAP net income in 2021 was $24.5 million, or $0.68 and $0.60 basic and diluted net income per share, respectively, compared to a $10.4 million, or $0.32 and $0.29 basic and diluted net income per share, in 2020.

●	Adjusted EBITDA in 2021 improved to $22.9 million, compared to $9.1 million in 2020. Adjusted EBITDA margin was 7.7% in 2021, an improvement of 290 basis points from 4.8% in 2020.

Financial Outlook

We are introducing Q1’22 and full-year 2022 guidance as follows:

	Q1 2022	FY 2022
Revenue	$85.0 - $87.0 million	$373.0 - $379.0 million
Year over year growth	24% - 27% y/y	25% - 27% y/y
Adjusted EBITDA	$1.5 - $3.5 million	$27.0 - $33.0 million

While the development of COVID-19 and its impact on the global economy continues to be highly uncertain, we are confident about our business model and continue to provide both quarterly and annual guidance in a consistent manner. We will provide investors with updated business trends as macro conditions evolve.

Given the unusual growth spikes we experienced during the COVID quarters, we want to provide additional color on the cadence of our business outlook implied in our 2022 guidance. We expect a tough comparison in the early part of 2021 to weigh on the growth rates of H1’22, and growth to accelerate in H2’22. We also expect active buyers to grow in the high single digits and spend per buyer to grow in the teens year over year for full-year 2022. Take rate is expected to remain steady with modest upside.

On the expense side, we expect some catch-up hiring for both customer support as well as product and engineering teams. We expect to continue improving sales and marketing as a percentage of revenue. Overall, we expect to continue making progress towards our long-term Adjusted EBITDA margin target of 25% while prioritizing growth and expanding our market share.

Conference Call and Webcast Details

Fiverr will host a conference call to discuss its financial results on Thursday, February 17, 2022, at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Fiverr’s Investor Relations website. An archived version will be available on the website after the call. Investors and analysts can participate in the conference call by dialing +1 (844) 200-6205, or +1 (929) 526-1599 for callers outside the United States, and enter the passcode, 293563. A telephonic replay of the conference call will be available until Thursday, February 24, 2022, beginning one hour after the end of the conference call. To listen to the replay please dial +1 (866) 813-9403, or +44 (204) 525-0658 for callers outside the United States, and enter replay code 022673.

About Fiverr

Fiverr’s mission is to change how the world works together. Since 2010, the Fiverr platform has been at the forefront of the future of work connecting businesses of all sizes with skilled freelancers offering digital services in more than 550 categories, across 9 verticals including graphic design, digital marketing, programming, video and animation. In the twelve months ended December 31, 2021, 4.2 million customers bought a wide range of services from freelancers across more than 160 countries. We invite you to become part of the future of work by visiting us at fiverr.com, read our blog and follow us on Facebook, Twitter and Instagram.

Investor Relations:
Jinjin Qian
investors@fiverr.com

Press:
Siobhan Aalders
press@fiverr.com

CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31,	December 31,
	2021	2020

Assets
Current assets:
Cash and cash equivalents	$71,151	$268,030
Restricted cash	2,919	-
Marketable securities	118,150	129,372
User funds	127,713	97,984
Bank deposits	134,000	90,000
Restricted deposit	35	346
Other receivables	14,250	5,418
Total current assets	468,218	591,150

Marketable securities	317,524	228,048
Property and equipment, net	6,555	6,265
Operating lease right of use asset	11,727	15,611
Intangible assets, net	49,221	5,884
Goodwill	77,270	11,240
Restricted deposit	15	2,589
Other non-current assets	1,040	415
Total assets	$931,570	$861,202

Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$8,699	$3,622
User accounts	118,616	92,027
Deferred revenue	12,145	5,957
Other account payables and accrued expenses	44,260	40,396
Operating lease liabilities, net	3,055	3,307
Current maturities of long-term loan	2,269	560
Total current liabilities	189,044	145,869

Long-term liabilities:
Convertible notes	372,076	352,034
Operating lease liabilities	10,483	13,861
Long-term loan and other non-current liabilities	13,099	4,035
Total long-term liabilities	395,658	369,930
Total liabilities	$584,702	$515,799

Shareholders' equity:
Share capital and additional paid-in capital	585,548	517,444
Accumulated deficit	(237,585)	(172,573)
Accumulated other comprehensive income	(1,095)	532
Total shareholders' equity	346,868	345,403
Total liabilities and shareholders' equity	$931,570	$861,202

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2021	2020	2021	2020

Revenue	$79,755	$55,885	$297,662	$189,510
Cost of revenue	15,213	9,703	51,723	33,188
Gross profit	64,542	46,182	245,939	156,322

Operating expenses:
Research and development	21,829	13,570	79,298	45,719
Sales and marketing	40,244	27,403	159,365	94,379
General and administrative	16,345	8,983	52,616	28,034
Total operating expenses	78,418	49,956	291,279	168,132
Operating loss	(13,876)	(3,774)	(45,340)	(11,810)
Financial expenses, net	(5,636)	(4,192)	(19,513)	(2,800)
Loss before income taxes	(19,512)	(7,966)	(64,853)	(14,610)
Income taxes	(8)	(111)	(159)	(200)
Net loss attributable to ordinary shareholders	$(19,520)	$(8,077)	$(65,012)	$(14,810)
Basic and diluted net loss per share attributable to ordinary shareholders	$(0.53)	$(0.23)	$(1.81)	$(0.46)
Basic and diluted weighted average ordinary shares	36,666,637	35,643,919	35,955,014	32,323,636

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2021	2020	2021	2020

Operating Activities
Net loss	(19,520)	(8,077)	(65,012)	(14,810)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	2,772	1,227	6,876	4,338
Loss from disposal of property plant and equipment, net	19	-	(13)
Amortization of discount of marketable securities	2,287	933	7,903	1,091
Amortization of discount and issuance costs of convertible notes	5,112	4,036	20,029	4,036
Shared-based compensation	16,646	6,235	55,407	15,815
Net loss (gain) from exchange rate fluctuations	(86)	(987)	242	(1,076)
Changes in assets and liabilities:
User funds	(967)	(4,831)	(29,729)	(42,039)
Operating lease ROU assets and liabilities, net	424	1,068	253	1,068
Other receivables	(3,909)	(1,446)	(6,240)	(1,777)
Trade payables	4,052	(2,404)	4,667	(127)
Deferred revenue	990	120	4,123	2,680
User accounts	445	4,653	26,589	39,014
Account payable, accrued expenses and other	(20)	4,251	13,449	10,882
Payment of contingent consideration	-	-	(507)	(1,960)
Net cash provided by operating activities	8,245	4,778	38,037	17,135

Investing Activities
Investment in marketable securities	(46,512)	(235,229)	(282,450)	(431,176)
Proceeds from sale of marketable securities	49,437	25,800	193,757	183,190
Bank and restricted deposits	2,885	(49,443)	(41,115)	(74,443)
Acquisition of business, net of cash acquired	(87,796)	-	(97,084)	-
Acquisition of intangible asset	-	-	-	(1,230)
Purchase of property and equipment	(330)	(1,041)	(1,684)	(2,094)
Capitalization of internal-use software	(322)	(64)	(894)	(711)
Other receivables and non-current assets	-	39	-	107
Net cash used in investing activities	(82,638)	(259,938)	(229,470)	(326,357)

Financing Activities
Proceeds from follow on offering, net	-	(40)	-	129,853
Deferred issuance cost	381	-	-	-
Proceeds from issuance of convertible notes, net	-	447,264	(34)	447,264
Purchase of capped call	-	(43,240)	-	(43,240)
Payment of contingent consideration	-	-	(1,105)	(2,040)
Proceeds from exercise of share options	1,028	2,696	8,294	9,189
Tax withholding in connection with employees' options exercises and vested RSUs	1,374	9,528	(8,987)	11,311
Repayment of long-term loan	(149)	(152)	(565)	(524)
Net cash provided by (used in) financing activities	2,634	416,056	(2,397)	551,813

Effect of exchange rate fluctuations on cash and cash equivalents	188	1,170	(130)	1,268
Increase (decrease) in cash, cash equivalents and restricted cash	(71,571)	162,066	(193,960)	243,859
Cash and cash equivalents at the beginning of period	145,641	105,964	268,030	24,171
Cash, cash equivalents and restricted cash at the end of period	74,070	268,030	74,070	268,030

KEY PERFORMANCE METRICS

	Twelve Months Ended
	December 31,
	2021	2020

Annual active buyers (in thousands)	4,217	3,418
Annual spend per buyer ($)	$242	$205

RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(in thousands, except gross margin data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2021	2020	2021	2020

GAAP gross profit	$64,542	$46,182	$245,939	$156,322
Add:
Share-based compensation and other	447	172	1,436	384
Depreciation and amortization	1,548	506	2,879	1,962
Non-GAAP gross profit	$66,537	$46,860	$250,254	$158,668
Non-GAAP gross margin	83.4%	83.9%	84.1%	83.7%

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME AND NET INCOME PER SHARE (in thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2021	2020	2021	2020

GAAP net loss attributable to ordinary shareholders	$(19,520)	$(8,077)	$(65,012)	$(14,810)
Add:
Depreciation and amortization	$2,772	$1,227	$6,876	$4,338
Share-based compensation	16,646	6,235	55,407	15,815
Contingent consideration revaluation, acquisition related costs and other	3,338	932	5,914	768
Convertible notes amortization of discount and issuance costs	5,112	4,036	20,029	4,036
Exchange rate loss, net	896	416	1,273	262
Non-GAAP net income	$9,244	$4,769	$24,487	$10,409
Weighted average number of ordinary shares - basic	36,666,637	35,643,919	35,955,014	32,323,636
Non-GAAP basic net income per share attributable to ordinary shareholders	0.25	0.13	0.68	0.32

Weighted average number of ordinary shares - diluted	41,231,973	41,176,573	40,883,007	35,607,317
Non-GAAP diluted net income per share attributable to ordinary shareholders	$0.22	$0.12	$0.60	$0.29

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA
(in thousands, except adjusted EBITDA margin data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2021	2020	2021	2020

GAAP net loss	$(19,520)	$(8,077)	$(65,012)	$(14,810)
Add:
Financial expense, net	$5,636	$4,192	$19,513	$2,800
Income taxes	8	111	159	200
Depreciation and amortization	2,772	1,227	6,876	4,338
Share-based compensation	16,646	6,235	55,407	15,815
Contingent consideration revaluation, acquisition related costs and other	3,338	932	5,914	768
Adjusted EBITDA	$8,880	$4,620	$22,857	$9,111
Adjusted EBITDA margin	11.1%	8.3%	7.7%	4.8%

RECONCILIATION OF GAAP TO NON-GAAP OPERATING EXPENSES
(in thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2021	2020	2021	2020

GAAP research and development	$21,829	$13,570	$79,298	45,719
Less:
Share-based compensation	5,750	2,331	20,008	5,842
Depreciation and amortization	204	156	786	551
Non-GAAP research and development	$15,875	$11,083	$58,504	$39,326

GAAP sales and marketing	$40,244	$27,403	$159,365	$94,379
Less:
Share-based compensation	4,296	1,196	14,106	3,084
Depreciation and amortization	957	513	2,977	1,625
Contingent consideration revaluation, acquisition related costs and other	402	-	1,499	121
Non-GAAP sales and marketing	$34,589	$25,694	$140,783	$89,549

GAAP general and administrative	$16,345	$8,983	$52,616	$28,034
Less:
Share-based compensation	6,153	2,536	19,857	6,505
Depreciation and amortization	63	52	234	200
Contingent consideration revaluation, acquisition related costs and other	2,936	932	4,415	647
Non-GAAP general and administrative	$7,193	$5,463	$28,110	$20,682

Key Performance Metrics and Non-GAAP Financial Measures

This release includes certain key performance metrics and financial measures not based on GAAP, including Adjusted EBITDA, Adjusted EBITDA margin, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating expenses, Non-GAAP net income (loss) and Non-GAAP net income (loss) per share as well as operating metrics, including GMV, spend per buyer, active buyers and take rate. Some amounts in this release may not total due to rounding. All percentages have been calculated using unrounded amounts.

We define GMV or Gross Merchandise Value as the total value of transactions ordered through our platform, excluding value added tax, goods and services tax, service chargebacks and refunds. We define active buyers on any given date as buyers who have ordered a Gig or other services on our platform within the last 12-month period, irrespective of cancellations. Spend per buyer on any given date is calculated by dividing our GMV within the last 12-month period by the number of active buyers as of such date. Take rate is revenue for any such period divided by GMV for the same period.

Management and our board of directors use these metrics as supplemental measures of our performance that is not required by, or presented in accordance with GAAP because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations. We also use these metrics for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives and to evaluate our capacity to expand our business.

Adjusted EBITDA, Adjusted EBITDA margin, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating expenses, Non-GAAP net income (loss) and Non-GAAP net income (loss) per share as well as operating metrics, including GMV, spend per buyer, active buyers and take rate should not be considered in isolation, as an alternative to, or superior to net loss, revenue, cash flows or other performance measure derived in accordance with GAAP. These metrics are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that the presentation of non-GAAP metrics is an appropriate measure of operating performance because they eliminate the impact of expenses that do not relate directly to the performance of our underlying business.

These non-GAAP metrics should not be construed as an inference that our future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA and other non-GAAP metrics used herein are not intended to be a measure of free cash flow for management's discretionary use, as they do not reflect our tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA and other non-GAAP metrics as supplemental measures of our performance. Our measure of Adjusted EBITDA and other non-GAAP metrics used herein is not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

See the tables above regarding reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.

We are not able to provide a reconciliation of non-GAAP financial measures guidance for the first quarter of 2022, and the fiscal year ending December 31, 2022, to the comparable GAAP measures, because certain items that are excluded from non-GAAP financial measures cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of share based compensation, amortization of intangible assets, income or loss on revaluation of contingent consideration, other acquisition-related costs, convertible notes amortization of discount and issuance costs and exchange rate income or loss as applicable without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, GAAP measures in the future.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance for the first quarter of 2022 and the fiscal year ending December 31, 2022, our expected future Adjusted EBITDA profitability, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: our ability to successfully implement our business plan during a global economic downturn caused by the COVID-19 pandemic that may impact the demand for our services or have a material adverse impact on our and our business partners’ financial condition and results of operations; our ability to attract and retain a large community of buyers and freelancers; our ability to achieve profitability; our ability to maintain and enhance our brand; our dependence on the continued growth and expansion of the market for freelancers and the services they offer; our ability to maintain user engagement on our website and to maintain and improve the quality of our platform; our dependence on the interoperability of our platform with mobile operating systems that we do not control; our ability and the ability of third parties to protect our users’ personal or other data from a security breach and to comply with laws and regulations relating to consumer data privacy and data protection; our ability to detect errors, defects or disruptions in our platform; our ability to comply with the terms of underlying licenses of open source software components on our platform; our ability to expand into markets outside the United States; our ability to achieve desired operating margins; our compliance with a wide variety of U.S. and international laws and regulations; our ability to protect our intellectual property rights and to successfully halt the operations of copycat websites or misappropriation of data; our reliance on Amazon Web Services; our ability to mitigate payment and fraud risks; our dependence on relationships with payment partners, banks and disbursement partners; our dependence on our senior management and our ability to attract new talent; and the other important factors discussed under the caption “Risk Factors” in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on February 17, 2022, as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.